                                                           EXHIBIT 99.1


                      EXPLANATION FURNISHED PURSUANT TO
                         PART IV OTHER INFORMATION


     On August 11, 1998 Sun Healthcare Group, Inc. (Sun) announced earnings before accounting for its pooling of interests with Retirement Care Associates, Inc. (RCA), certain charges and an extraordinary loss, described below, of $0.38 per diluted share for the second quarter of 1998. Accounting for RCA, the charges and the extraordinary loss, resulted in a net loss for the quarter of $61.0 million or ($1.12) per diluted share.

     Excluding the pooling with RCA, Sun reported net revenues for the quarter ended June 30, 1998 of $753 million, a 68 percent increase over total net revenues of $448 million reported for the second quarter of 1997. Net earnings, before pooling, charges and an extraordinary loss, increased by 20 percent, from $17.8 million, or $0.36 per diluted share, in the second quarter of 1997 to $21.3 million, or $0.38 per diluted share, in the second quarter of 1998. For the six months ended June 30, 1998, Sun reported net revenues, before pooling, of $1.495 billion, a 77 percent increase over net revenues of $846 million for the six months ended June 30, 1997.

     Sun completed the RCA acquisition on June 30, 1998. The acquisition has been accounted for as a pooling of interests and has resulted in a restatement of Sun's financial results for all periods prior to the merger date to include RCA.

     For the three and six months ended June 30, 1998 RCA had a net loss of $14.2 million and $27.3 million, respectively. In accounting for the results of RCA, the periods prior to the quarter ended June
30, 1998 have been restated to reflect certain revenue adjustments and operating expenses which had not been recorded as of the merger date. The charges related to the merger, for the second quarter of 1998, include $25.6 million for transaction and advisor fees, and transitional costs related to consolidating operations.

     To provide for the settlement of several legal and regulatory matters, Sun recorded a charge of approximately $30.3 million during the quarter for professional fees and settlement costs. The charge includes known costs, negotiated settlement amounts and anticipated settlement amounts. The charge provides for the settlement of shareholder class action litigation outstanding against RCA, final settlement of shareholder suits related to Sun's acquisition of Golden Care, Inc., and other legal and regulatory matters.

     Sun recorded a $7.8 million charge for losses resulting from the sale or anticipated sale of eight nursing homes and Sun's Canadian outpatient clinics. A portion of the charge relates to a decline in the exchange rates for Canadian currency relative to the to the U.S. dollar.

     Sun also recorded an extraordinary loss on early extinguishment of debt of $10.1 million, net of income tax benefit. The loss resulted from Sun's permanent reduction in the term loan portion of its bank credit facility by $300 million, following the Sun's private placements of its securities and the retirement of convertible debentures issued by a subsidiary of RCA.